

July 21, 2021

Ryan Gilbert
President and Chief Executive Officer
FTAC ZEUS ACQUISITION CORP.
2929 Arch Street, Suite 1703
Philadelphia, PA 19104

> **Re: FTAC ZEUS ACQUISITION CORP.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed on July 2, 2021**
> **File No. 333-253995**

Dear Mr. Gilbert:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 1, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-1

Limited Payments to Insiders, page 26

1.  We note your response to prior comment 1 and re-issue in part. Please revise here to disclose the potential amount payable for the "standard advisory fee" to affiliates of your sponsor and whether there are limitations to such amount. Also clarify whether the reference to customary fees for financial advisory services solely refers to fees to Cohen & Company Capital Markets. We note your disclosure of certain fees on page 66.

You may contact Yolanda Guobadia, Staff Accountant, at 202-551-3562 or Gus Rodriguez, Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy

Collins, Staff Attorney, at 202-551-3176 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc:     Mark Rosenstein